UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 9, 2020

Commission File Number: 001-35053

INTERXION HOLDING N.V.

(Translation of registrant’s name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

InterXion Holding N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the Laws of the Netherlands (“InterXion”), previously entered into a purchase agreement, dated as of October 29, 2019, as amended on January 23, 2020 (as it may be further amended or supplemented from time to time, the “Purchase Agreement”), by and among InterXion, Digital Realty Trust, Inc., a Maryland corporation (“DLR”), and Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Buyer”), pursuant to which Buyer commenced an offer to exchange (the “Offer”) each outstanding InterXion ordinary share, par value €0.10 per share (the “Shares”), validly tendered and not properly withdrawn pursuant to the Offer for the right to receive 0.7067 shares of DLR common stock, par value $0.01 per share (such consideration, the “Offer Consideration”).

At 12:01 a.m., New York City time, on March 9, 2020 (the “Expiration Time”), the offering period for the Offer expired as scheduled. American Stock Transfer & Trust Company LLC, the exchange agent for the Offer, has advised that, as of the Expiration Time, a total of 64,732,624 Shares representing approximately 83.3% of the outstanding Shares, had been validly tendered pursuant to the Offer and not properly withdrawn.

As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the minimum condition and all other conditions to the Offer were satisfied or waived, Buyer accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and as soon as practicable expects to make payment of the Offer Consideration for such Shares.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, Buyer has elected to provide a subsequent offering period, which will expire at 12:01 a.m., New York City time, on March 12, 2020. Shares validly tendered during the subsequent offering period will be accepted by Buyer.

Forward-Looking Statements

InterXion cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2019, and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K. This communication reflects the views of InterXion’s management as of the date hereof. Except to the extent required by applicable law, InterXion undertakes no obligation to update or revise any forward-looking statement.

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447), (iii) the Registration Statement on Form S-8 of

the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364) and (iv) the Registration Statement on Form F-3 of the Registrant originally filed with the Securities and Exchange Commission on June 25, 2019 (File No. 333-232331).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: March 9, 2020